UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2022

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is furnishing this Form 6-K to provide its consolidated financial statements  for the years ended December 31, 2021, 2020 and 2019 and Management Discussion and Analysis related thereto as filed in the SEDAR filing system on March 16, 2022.

Exhibits:

99.1	Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019

99.2	Management Discussion and Analysis

99.3	CEO Certification

99.4	CFO Certification

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.
(Registrant)

Date: March 16, 2022	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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